The J. M. Smucker Company

One Strawberry Lane

Orrville, OH 44667

(330) 682-3000

August 20, 2015

VIA EDGAR

H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The J. M. Smucker Company
Registration Statement on Form S-4; File No. 333-205390
Request for Acceleration

Dear Mr. Schwall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The J. M. Smucker Company (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2015 (File No. 333-205390), as amended on August 19, 2015 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on August 24, 2015, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please contact Ronald C. Chen of Wachtell, Lipton, Rosen & Katz at (212) 403-1117 or by email at RCChen@wlrk.com with any questions you may have concerning this request. In addition, please notify Mr. Chen when this request for acceleration has been granted.

THE J. M. SMUCKER COMPANY

By:	/s/ Jeannette L. Knudsen
Name:	Jeannette L. Knudsen
Title:	Vice President, General Counsel and Corporate Secretary

cc:	Richard K. Smucker, The J. M. Smucker Company
Mark R. Belgya, The J. M. Smucker Company
Peter O. Farah, The J. M. Smucker Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz